
March 14, 2022

Rhonda Keaveney
Chief Executive Officer and Chief Financial Officer
NuOncology Labs, Inc.
PO Box 26496
Scottsdale, AZ 85255

      Re: NuOncology Labs, Inc.
           Amendment No. 3 to Registration Statement on Form 10-12G
           Filed March 8, 2022
           File No. 000-26113

Dear Ms. Keaveney:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 16

1.   We note your Chief Executive Officer and Chief Financial Officer concluded your disclosure controls and procedures are "adequate." You must clearly state whether or not the disclosure controls and procedures are "effective." Please refer to Item 307 of Regulation S-K and amend the Form 10-K to provide an unqualified conclusion as to the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please ensure that your certifications reference the Form 10-K/A and are currently dated.

2.   Revise to include the disclosures required by the Instructions to Item 308 of Regulation S-K stating that management's assessment regarding internal control over financial is not required in your first annual report.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Lochhead at (202) 551-3664 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences